UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12068

       Metaldyne Corporation
(Exact name of registrant as specified in its charter)

      47659 Halyard Drive, Plymouth, Michigan 48170
(734) 207-6200
(Address, including zip code, and telephone umber, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share
10% Senior Notes due 2013
Guarantees of 10% Senior Notes due 2013
11% Senior Subordinated Notes due 2012
Guarantees of 11% Senior Subordinated Notes due 2012
(Title of each class of securities covered by this Form)

                                                      None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	9	Rule 12h-3(b)(1)(ii)	9
Rule 12g-4(a)(2)(i)	9	Rule 12h-3(b)(2)(i)	9
Rule 12g-4(a)(2)(ii)	9	Rule 12h-3(b)(2)(ii)	9
		Rule 15d-6	9

Approximate number of holders of record of Common Stock as of the certification or notice date: One (1).

Approximate number of holders of record of each series of Notes as of the certification or notice date: Less than three hundred (300).

Pursuant to the requirements of the Securities Exchange Act of 1934, Metaldyne Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2007	METALDYNE CORPORATION
	By:	/s/ Jeffrey M. Stafeil
		Name:	Jeffrey M. Stafeil
		Title:	Executive Vice President
and Chief Financial Officer